Exhibit 99.1

Taboola Reports Q3 2022 Results

-	Beat Q3 Revenues, Gross Profit, Adjusted EBITDA and Non-GAAP Net Income.

-	Gross Profit of $102.7M and ex-TAC Gross Profit of $129.3M.

-	GAAP Net Loss of $26.0M, Non-GAAP Net Income of $10.2M and Adjusted EBITDA of $24.2M.

-	Maintain and reiterate 2022 Adjusted EBITDA Guidance of $152-160M.

-	For FY 2022, expecting $17-25M of Free Cash Flow and $58-66M cash generated before paying publishers $21M in net pre-payments*** and $20M of cash interest payments.

-	Lowering full year 2022 guidance for ex-TAC Gross Profit by 6% to $564-576M.

New York, NY, November 9, 2022 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced its results for the quarter ended September 30, 2022.

“Our financial performance was solid in Q3—as we exceeded our guidance for revenues, gross profit, Adjusted EBITDA and Non-GAAP Net Income. We are effectively managing costs and are reiterating our full year Adjusted EBITDA guidance for 2022 at $152M - $160M and importantly, this year we expect to generate $17M - $25M of Free Cash Flow, even after $21M in net pre-payments to publishers to secure long term deals and $20M of cash interest. If we add back net publisher pre-payments and cash interest expense, which is another way we look at this internally, we will generate $58M - $66M of cash. Due to continued softness in the advertising industry, we are lowering our full year Revenue guidance by 4%, and ex-TAC guidance by 6%. Despite the macroenvironment, we do not anticipate a decline in ex-TAC Gross Profit in 2022 versus last year,” said Adam Singolda, Founder and CEO, Taboola.

“It is during times like these that companies are measured for their ability to execute and gain market share. What makes Taboola unique are strong business fundamentals, built on our core of publishers who continue to trust us and stick by our side, resulting in extremely low churn, combined with our investment in performance advertising. Beyond that, we’re investing in e-Commerce, Taboola News and Taboola Header Bidding, gaining us access to new markets, each of which can generate hundreds of millions of dollars for Taboola in years to come. We’re more focused than ever on executing, we have clear competitive advantages and our culture at Taboola is strong,” continued Singolda.

For more commentary on the quarter, please refer to Taboola’s Q3 2022 Shareholder Letter, which was furnished to the SEC and also posted on Taboola’s website today at https://investors.taboola.com.

Third Quarter 2022 Results Summary (unaudited)

	Three Months Ended September 30,
(dollars in millions, except per share data)	2022	2021	% change YoY	Q3 Guidance
	Unaudited
Revenues	$332.5	$338.8	(1.9%)	$311 to $331
Gross profit	$102.7	$107.7	(4.6%)	$91 to $101
Net income (loss)	$(26.0)	$17.3	(250.5%)
EPS diluted (1)	$(0.10)	$0.07	(252.9%)
Ratio of net income (loss) to gross profit	(25.3%)	16.1%	(257.8%)
Cash flow provided by operating activities	$23.2	$26.6	(12.6%)
Cash, cash equivalents and short-term investments	$308.3	$311.8	(1.1%)

Non-GAAP Financial Data *
ex-TAC Gross Profit	$129.3	$126.9	1.9%	$120 to $130
Adjusted EBITDA	$24.2	$39.7	(39.2%)	$11 to $17
Non-GAAP Net Income	$10.2	$48.3	(78.9%)	$(8) to ($2)
IPO Pro forma Non-GAAP EPS diluted (2)	$0.040	$0.186	(78.6%)
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	18.7%	31.3%	(40.4%)
Free Cash Flow	$11.0	$19.5	(43.5%)

1 The weighted-average shares used in the computation of the diluted EPS for the three months ended September 30, 2022 and 2021 are 255,160,597 and 259,262,529, respectively.
2 See Appendix for a description and calculation of IPO Pro forma Non-GAAP EPS basic and diluted.

Business Highlights

○	While still early stages, announced rapid momentum for Taboola Header Bidding, now used by over 50 publishers around the world, including McClatchy, Ströer and iMedia.

○	Signed new digital property partner agreements, including competitive wins and engagements with Buzzfeed, Huffington Post, MOPO, and ModelPress.

○	Signed key renewals, including deals that bring us to 10-year partnerships with large publishers including iMedia, and Cyzo, as well as extended long-term partnerships with Reach PLC and FAZ.

○	New digital property partners[1] increased by $22.5 million of revenue and existing digital property partners[2] decreased by $28.8 million of revenue.

○	Announced that Taboola News’ growth rate is triple digits and on track to exceed $50 million in revenues this year.

○	Selected by Fortune as one of the 2022 Best Workplaces in Advertising and Marketing, the first time we have made this prestigious list.

1New digital property partners within the first 12 months that were live on our network.
2Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded).

Fourth Quarter and Full Year 2022 Guidance

For the Fourth Quarter 2022, the Company currently expects:

○	Revenues of $358 to $374 million

○	Gross Profit of $127 to $139 million

○	ex-TAC Gross Profit of $153 to $165 million

○	Adjusted EBITDA of $59 to $67 million

○	Non-GAAP Net Income of $35 to $43 million

For the Full Year 2022, the Company currently expects:

(dollars in millions)	Guidance (as of 11/09/22)	Guidance (as of 08/09/22)
Revenues	$1,388 - $1,404	$1,434 - $1,474
Gross profit	$458 - $470	$485 - $505
ex-TAC Gross Profit*	$564 - $576	$595 - $615
Adjusted EBITDA*	$152 - $160	$152 - $160
Non-GAAP Net Income*	$83 - $91	$83 - $91

Although we provide guidance for Adjusted EBITDA and Non-GAAP Net Income, we are not able to provide guidance for projected net income (loss), the most directly comparable GAAP measure. Certain elements of net income (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on net income (loss) or to reconcile our Adjusted EBITDA and Non-GAAP Net Income guidance without unreasonable efforts. Consequently, no disclosure of projected net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Our guidance assumes continuing headwinds from the war in Ukraine, inflation, currency exchange rates and overall macroeconomic weakness, which lead us to adopt a conservative stance on guidance. Our guidance assumes that these headwinds do not worsen and cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand.

Webcast Details

Taboola's senior management team will discuss the Company's earnings on a call that will take place on November 9, 2022, at 8:30 AM ET. The call can be accessed via webcast at https://investors.taboola.com. To access the call by phone, please go to this link to register https://register.vevent.com/register/BIc6ebc0c84fbf4b2495554e3ed09a6938, and you will be provided with dial in details. The webcast will be available for replay for one year, through the close of business on November 9, 2023.

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit, Free Cash Flow, Non-GAAP Net Income, Non-GAAP EPS basic and diluted and IPO Pro forma Non-GAAP EPS basic and diluted, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, earnings per share, net income (loss), cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful supplemental information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them, which may vary from period to period. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

**About Pro Forma With Connexity Information

This press release includes historical and projected pro forma information for ex-TAC Gross Profit. The pro forma information presents the pro forma effect of the Connexity acquisition as if it had been completed on January 1, 2021. The pro forma information is unaudited, is provided as supplemental information only and is subject to the limitations contained under the heading “Unaudited Pro Forma Condensed Combined Financial Information” in our Prospectus forming part of our Registration Statement on Form F-3 filed on September 29, 2022, as it may be amended from time to time, filed with the Securities and Exchange Commission.

***About Cash Investment in Publisher Prepayments (Net)

We calculate cash investment in publisher prepayments (net) for a specific measurement period as the gross amount of cash publisher prepayments we made in that measurement period minus the amortization of publisher prepayments that were included in traffic acquisition cost during that measurement period, which were the result of cash publisher prepayments made in that measurement period and previous periods.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “guidance”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “target”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to prioritize investments to improve profitability and free cash flow; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic and other potential public health emergencies; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” the Company’s Registration Statement on Form F-3 filed on September 29, 2022, as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors,” and in the Company’s subsequent filings with the Securities and Exchange Commission.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

About Taboola
Taboola powers recommendations for the open web, helping people discover things they may like.

The Company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 15,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands, including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:

Stephen Walker	Dave Struzzi

investors@taboola.com	press@taboola.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2022	December 31, 2021
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$188,477	$319,319
Short-term investments	119,840	—
Restricted deposits	750	1,000
Trade receivables (net of allowance for credit losses of $4,947 and $3,895 as of September 30, 2022, and December 31, 2021, respectively)	184,794	245,235
Prepaid expenses and other current assets	70,743	63,394
Total current assets	564,604	628,948
NON-CURRENT ASSETS
Long-term prepaid expenses	40,652	32,926
Restricted deposits	4,052	3,897
Deferred tax assets, net	2,909	1,876
Operating lease right of use assets	65,217	65,105
Property and equipment, net	73,758	63,259
Intangible assets, net	205,122	250,923
Goodwill	557,559	550,380
Total non-current assets	949,269	968,366
Total assets	$1,513,873	$1,597,314

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2022	December 31, 2021
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$207,775	$259,941
Short-term operating lease liabilities	13,456	12,958
Accrued expenses and other current liabilities	100,978	124,662
Current portion of long-term loan	3,000	3,000
Total current liabilities	325,209	400,561
LONG-TERM LIABILITIES
Deferred tax liabilities, net	42,563	51,027
Warrants liability	4,239	31,227
Long-term loan, net of current portion	284,270	285,402
Long-term operating lease liabilities	56,075	61,526
Total long-term liabilities	387,147	429,182
SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 as of September 30, 2022 and December 31, 2021; 247,348,424 and 234,031,749 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively.	—	—
Additional paid-in capital	887,845	824,016
Accumulated other comprehensive loss	(2,724)	—
Accumulated deficit	(83,604)	(56,445)
Total shareholders' equity	801,517	767,571
Total liabilities and shareholders' equity	$1,513,873	$1,597,314

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited

Revenues	$332,462	$338,768	$1,029,883	$970,790
Cost of revenues:
Traffic acquisition cost	203,125	211,899	619,109	621,137
Other cost of revenues	26,649	19,184	79,695	52,224
Total cost of revenues	229,774	231,083	698,804	673,361
Gross profit	102,688	107,685	331,079	297,429
Operating expenses:
Research and development	36,237	29,946	100,728	83,889
Sales and marketing	63,216	43,518	190,989	146,962
General and administrative	24,685	34,345	78,062	98,489
Total operating expenses	124,138	107,809	369,779	329,340
Operating loss	(21,450)	(124)	(38,700)	(31,911)
Finance income (expenses), net	(3,570)	13,960	12,389	13,077
Income (loss) before income taxes	(25,020)	13,836	(26,311)	(18,834)
Income tax benefit (expenses)	(1,006)	3,460	(848)	(6,699)
Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Less: Undistributed earnings allocated to participating securities	—	—	—	(11,944)
Net income (loss) attributable to Ordinary shares – basic and diluted	(26,026)	17,296	(27,159)	(37,477)
Net income (loss) per share attributable to Ordinary shareholders, basic	$(0.10)	$0.08	$(0.11)	$(0.35)
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, basic	255,160,597	229,024,803	251,865,831	107,884,927
Net income (loss) per share attributable to Ordinary shareholders, diluted	$(0.10)	$0.07	$(0.11)	$(0.35)
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, diluted	255,160,597	259,262,529	251,865,831	107,884,927

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited

Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Other comprehensive income (loss):
Unrealized losses on available-for-sale marketable securities	(445)	—	(704)	—
Unrealized gains (losses) on derivative instruments	1,504	—	(2,020)	—
Other comprehensive income (loss)	1,059	—	(2,724)	—
Comprehensive income (loss)	$(24,967)	$17,296	$(29,883)	$(25,533)

SHARE BASED COMPENSATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Cost of revenues	$673	$443	$2,227	$1,023
Research and development	7,343	7,749	20,888	20,134
Sales and marketing	5,654	3,997	18,351	40,168
General and administrative	5,040	7,751	17,505	42,269
Total share-based compensation expenses	$18,710	$19,940	$58,971	$103,594

DEPRECIATION AND AMORTIZATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Cost of revenues	$8,669	$6,775	$25,189	$18,826
Research and development	654	708	1,994	2,870
Sales and marketing	13,692	5,440	40,917	7,558
General and administrative	207	237	611	796
Total depreciation and amortization expense	$23,222	$13,160	$68,711	$30,050

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
Cash flows from operating activities
Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	23,222	13,160	68,711	30,050
Share-based compensation expenses	18,710	19,940	58,971	103,594
Net loss (gain) from financing expenses	3,417	(500)	7,733	(1,857)
Revaluation of the Warrants liability	(988)	(17,363)	(26,988)	(17,091)
Amortization of loan issuance costs	291	119	1,006	119
Accrued interest on short-term investments, net	(185)	—	(322)	—
Change in operating assets and liabilities:
Decrease (increase) in trade receivables	15,056	(4,487)	60,672	14,544
Increase in prepaid expenses and other current assets and long-term prepaid expenses	(7,571)	(4,622)	(13,921)	(38,379)
Increase (decrease) in trade payables	(2,134)	3,840	(54,659)	(27,185)
Increase (decrease) in accrued expenses and other current liabilities	(2,570)	(3,904)	(25,516)	1,380
Increase (decrease) in deferred taxes, net	2,800	3,633	(9,676)	2,716
Change in operating lease right of use assets	3,897	3,587	11,536	10,878
Change in operating lease liabilities	(4,700)	(4,126)	(16,962)	(12,683)
Net cash provided by operating activities	23,219	26,573	33,426	40,553
Cash flows from investing activities
Purchase of property and equipment, including capitalized internal-use software	(12,224)	(7,099)	(28,476)	(28,774)
Cash paid in connection with acquisitions	(7,361)	(583,286)	(7,981)	(583,286)
Proceeds from (investments in) restricted deposits	88	(211)	98	2,325
Release of escrow funds in connection with acquisition of subsidiary	2,100	—	—	—
Purchase of short-term investments	(51,527)	—	(126,382)	—
Proceeds from sales and maturities of short-term investments	6,160	—	6,160	—
Net cash used in investing activities	(62,764)	(590,596)	(156,581)	(609,735)
Cash flows from financing activities
Exercise of options and vested RSUs	1,435	2,560	7,467	7,479
Issuance of Ordinary shares, net of offering costs	—	(1,262)	—	286,170
Payment of tax withholding for share-based compensation expenses	(1,925)	—	(4,110)	—
Proceeds from long-term loan, net of debt issuance costs	—	288,750	—	288,750
Repayment of current portion of long-term loan	(750)	—	(2,250)	—
Costs associated with entering into a revolving credit facility	(1,061)	—	(1,061)	—
Issuance of Warrants	—	—	—	53,883
Net cash provided by (used in) financing activities	(2,301)	290,048	46	636,282
Exchange differences on balances of cash and cash equivalents	(3,417)	500	(7,733)	1,857
Increase (decrease) in cash and cash equivalents	(45,263)	(273,475)	(130,842)	68,957
Cash and cash equivalents - at the beginning of the period	233,740	585,243	319,319	242,811
Cash and cash equivalents - at end of the period	$188,477	$311,768	$188,477	$311,768

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$6,437	$3,145	$22,599	$7,647
Interest	$4,721	$—	$15,094	$—
Non-cash investing and financing activities:
Purchase of property, plant and equipment and intangible assets	$2,764	$1,500	$2,764	$1,500
Share-based compensation included in capitalized internal-use software	$440	$136	$1,460	$401
Deferred offering costs incurred during the period included in long-term prepaid expenses	$—	$1,688	$—	$1,688
Creation of operating lease right-of-use assets	$8,541	$—	$11,648	$2,382

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Unaudited)

The following table provides a reconciliation of revenues to ex-TAC Gross Profit.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Revenues	$332,462	$338,768	$1,029,883	$970,790
Traffic acquisition cost	203,125	211,899	619,109	621,137
Other cost of revenues	26,649	19,184	79,695	52,224
Gross profit	$102,688	$107,685	$331,079	$297,429
Add back: Other cost of revenues	26,649	19,184	79,695	52,224
ex-TAC Gross Profit	$129,337	$126,869	$410,774	$349,653

The following table provides a reconciliation of Operating loss to Adjusted EBITDA.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Operating loss	$(21,450)	$(124)	$(38,700)	$(31,911)
Adjusted to exclude the following:
Depreciation and amortization	23,222	13,160	68,711	30,050
Share-based compensation expenses (1)	15,937	19,940	50,616	103,594
Restructuring expenses (2)	3,383	—	3,383	—
Holdback compensation expenses (3)	2,773	840	8,355	840
M&A costs	292	5,918	816	11,507
Adjusted EBITDA	$24,157	$39,734	$93,181	$114,080

1 For  the nine months ended September 30, 2021,  a substantial majority is share-based compensation expenses related to going public.
2 Costs associated with the Company’s cost restructuring program implemented in September 2022.
3 Represents share based compensation due to holdback of Taboola Ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

We calculate Ratio of net income (loss) to gross profit as net income (loss) divided by gross profit. We calculate the Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of net income (loss) to gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Gross profit	$102,688	$107,685	$331,079	$297,429
Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Ratio of net income (loss) to gross profit	(25.3%)	16.1%	(8.2%)	(8.6%)

ex-TAC Gross Profit	$129,337	$126,869	$410,774	$349,653
Adjusted EBITDA	$24,157	$39,734	$93,181	$114,080
Ratio of Adjusted EBITDA margin to ex-TAC Gross Profit	18.7%	31.3%	22.7%	32.6%

The following table provides a reconciliation of net income (loss) to Non-GAAP Net Income.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Amortization of acquired intangibles	15,983	5,908	47,591	7,186
Share-based compensation expenses (1)	15,937	19,940	50,616	103,594
Restructuring expenses (2)	3,383	—	3,383	—
Holdback compensation expenses (3)	2,773	—	8,355	—
M&A costs	292	5,918	816	11,507
Revaluation of Warrants	(988)	—	(26,988)	—
Exchange rate (income) loss, net (4)	347	1,974	3,053	3,519
Income tax effects	(1,486)	(2,737)	(11,563)	(4,282)
Non-GAAP Net Income	$10,215	$48,299	$48,104	$95,991

Non-GAAP EPS basic	$0.04	$0.21	$0.19	$0.89
Non-GAAP EPS diluted	$0.04	$0.19	$0.19	$0.68

1 For the nine months ended September 30, 2021, a substantial majority is share-based compensation expenses related to going public.
2 Costs associated with the Company’s cost restructuring program implemented in September 2022.
3 Represents share based compensation due to holdback of Taboola Ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.
4 Represents income or loss related to the remeasurement of monetary assets and liabilities to the Company's functional currency using exchange rates in effect at the end of the reporting period.

The following table provides a reconciliation of the number of shares used to calculate GAAP EPS to IPO Pro forma Non-GAAP EPS basic and diluted.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
GAAP weighted-average shares used to compute net income (loss) per share, basic	255,160,597	229,024,803	251,865,831	107,884,927
Add: Non-GAAP adjustment for Ordinary shares issued in connection with going public	—	—	—	114,313,773
IPO Pro forma Non-GAAP weighted-average shares used to compute net income per share, basic	255,160,597	229,024,803	251,865,831	222,198,700

GAAP weighted-average shares used to compute net income (loss) per share, diluted	255,160,597	259,262,529	251,865,831	107,884,927
Add: Non-GAAP adjustment for Ordinary shares issued in connection with going public	—	—	—	114,313,773
Add: Dilutive Ordinary share equivalents	870,513	—	2,358,472	33,980,786
IPO Pro forma Non-GAAP weighted-average shares used to compute net income per share, diluted	256,031,110	259,262,529	254,224,303	256,179,486

IPO Pro forma Non-GAAP EPS, basic (1)	$0.040	$0.211	$0.191	$0.432
IPO Pro forma Non-GAAP EPS, diluted (1)	$0.040	$0.186	$0.189	$0.375

1 IPO Pro Forma Non-GAAP EPS basic and diluted is presented only for the three and nine months ended September 30, 2021 assuming Taboola went public and consummated the related transactions in each case as of January 1, 2021. Therefore the Non-GAAP net income does not include any adjustments of undistributed earnings previously allocated to participating securities, assuming these securities converted to Ordinary shares in each case as of January 1, 2021.

The following table provides a reconciliation of net cash provided by operating activities to Free Cash Flow.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net cash provided by operating activities	$23,219	$26,573	$33,426	$40,553
Purchases of property and equipment, including capitalized internal-use software	(12,224)	(7,099)	(28,476)	(28,774)
Free Cash Flow	$10,995	$19,474	$4,950	$11,779

APPENDIX A: Non-GAAP Guidance Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q4 2022 AND FULL YEAR 2022 GUIDANCE

(Unaudited)

The following table provides a reconciliation of projected gross profit to ex-TAC Gross Profit guidance.

	Q4 2022	FY 2022
Unaudited
(dollars in millions)
Revenues	$358 - $374	$1,388 - $1,404
Traffic acquisition cost	$(205 - $209)	$(824 - $828)
Other cost of revenues	$(25 - $26)	$(105 - $107)
Gross profit	$127 - $139	$458 - $470
Add back: Other cost of revenues	$25 - $26	$105 - $107
ex-TAC Gross Profit	$153 - $165	$564 - $576

Although we provide a projection for Free Cash Flow, we are not able to provide a projection for net cash provided by operating activities, the most directly comparable GAAP measure. Certain elements of net cash provided by operating activities, including taxes and timing of collections and payments, are not predictable therefore projecting an accurate forecast is difficult. As a result, it is impractical for us to provide projections on net cash provided by operating activities or to reconcile our Free Cash Flow projections without unreasonable efforts. Consequently, no disclosure of projected net cash provided by operating activities is included. For the same reasons, we are unable to address the probable significance of the unavailable information.